February 4, 2015

Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission

Dear Sirs:

Re: Sphere 3D Corporation ("the Corporation")

Notice of Change of Auditor Pursuant to NI 51-102 (Part 4.11)

In accordance with Section 4.11 of National Instrument 51-102, we have reviewed the Corporation's Change of Auditor Notice ("the Notice") dated February 4, 2015. Based on our information as of this date we agree with the statements contained in the Notice.

Yours truly,

Certified Public Accountants
MOSS ADAMS LLP